Exhibit 99.1

RAMBUS INC.

Selected Quarterly Consolidated Financial Data

In early 2006, an academic study and numerous subsequent press reports began to publicize the likely widespread occurrence of accounting and corporate governance irregularities with respect to the granting of stock options and other equity awards at over 100 companies, many in the high-tech sector. One report included Rambus as one of the companies surveyed with a high risk of having backdated stock option grants. As a result, in late May 2006, the Company conducted an initial review in which it discovered apparent irregularities in past stock option grants and reported its findings to the Audit Committee and the Board of Directors.

On May 30, 2006, the Audit Committee commenced an internal investigation of the timing of past stock option grants and other related accounting issues. Each of the members of the Audit Committee had joined the Company’s Board of Directors and Audit Committee after January 1, 2005. The Audit Committee retained independent legal counsel and an independent accounting firm to assist in the investigation.

On July 17, 2006, the Audit Committee concluded that the actual dates of determination for certain past stock option grants differed from the originally stated grant dates for such awards. Because the prices at the originally stated grant dates were lower than the prices on the actual dates of the determination, Rambus concluded that it should have recognized material amounts of stock-based compensation expense which were not accounted for in its previously issued consolidated financial statements. Therefore, the Audit Committee and management, concluded that Rambus’ previously issued consolidated financial statements for the fiscal years 2003, 2004 and 2005 which were included in the Company’s 2005 Annual Report on Form 10-K, Rambus’ Quarterly Reports on Form 10-Q filed with respect to each of the applicable quarters in these fiscal years, and the consolidated financial statements included in its Quarterly Report on Form 10-Q for the first quarter of fiscal year 2006, should no longer be relied upon and would be restated.

Through its fiscal year ended December 31, 2005, Rambus previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and its related interpretations and provided the required pro forma disclosures under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”). Under the provisions of APB 25, a non-cash, stock-based compensation expense was required to be recognized for any option granted for which the exercise price was below the market price on the actual grant date. Because most of the Company’s remeasured options had an exercise price below the market price on the actual grant date, there should have been a non-cash charge for each of these options under APB 25 equal to the number of option shares, multiplied by the difference between the exercise price and the market price on the actual grant date. That expense should have been amortized over the vesting period of the options. Starting in fiscal 2006, Rambus adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”). As a result, beginning in fiscal year 2006, the stock-based compensation expense required to be recorded for each remeasured option is equal to the fair value of the option on the actual grant date, amortized over the remaining expected requisite service period of the option. Rambus did not record these stock-based compensation expenses under APB 25 or SFAS 123(R) in its previously issued consolidated financial statements, and that is why it is restating them in this filing.

Concurrent with the review by the Audit Committee, Rambus’ management, under the oversight of the Audit Committee, completed an internal review in order to prepare the restated consolidated financial statements which included evaluations of previous accounting and led to adjustments for: (a) stock option grants for which the Audit Committee determined that the actual grant date for accounting purposes was different from the stated grant date for new hire grants to employees, annual and other grants to employees, and any grants to officers; (b) grants made to individuals who had extensions of option termination dates and, in some cases, extensions of vesting periods pursuant to separation agreements under which the individuals did not perform any significant duties during the separation period but were still listed as employees; (c) payroll tax withholding liabilities for certain repriced stock grants that no longer qualify for Incentive Stock Option (““)tax treatment; and d) other miscellaneous adjustments for modifications and errors, including adjustments for grants to non-employees providing consulting services and adjustments for continued vesting after an individual converted from an employee to a consultant role.

In connection with the restatement and Rambus’ internal review of other accounting items relating to transactions occurring in fiscal years 1997 through 2006, the Company identified certain other errors in accounting determinations and judgments which, although immaterial, have been reflected in the restated consolidated financial statements. These primarily include timing differences for revenue and expense recognition and certain balance sheet reclassifications.

The Company has not amended and does not intend to amend any of its previously filed Quarterly Reports on Form 10-Q for the periods affected by the restatements. Such previous filings should not be relied upon. Included in this Exhibit 99.1 are the restated unaudited consolidated financial statements for the three months ended March 31, 2006 and 2005, the related revised management’s discussion and analysis of financial condition and results of operations, and revised APB 25, SFAS 123 and 123(R) disclosures for these periods. The previously filed consolidated financial statements for the quarters ended June 30 and September 30, 2005 are restated in the Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006.

For the three months ended March 31, 2005, Rambus recorded additional pre-tax, non-cash, stock-based compensation expense of $4.7 million in accordance with APB 25, substantially related to remeasured stock options. For the three months ended March 31, 2006, Rambus recorded additional pre-tax, non-cash, stock-based compensation expense of $2.6 million in accordance with SFAS 123(R), substantially related to remeasured stock options and a tax benefit of $1.3 million. As of March 31, 2006, there remains $11.6 million of unrecognized pre-tax stock-based compensation costs calculated under SFAS 123(R) related to remeasured stock option grants that will be recorded as compensation expense over the remaining expected requisite service period of the options.

For explanatory purposes, Rambus has classified the stock option and other adjustments that were affected by the restatement into the aforementioned categories as presented below. The classified amounts involve certain subjective judgments by Rambus to the extent particular stock option related accounting errors may fall within more than one category. As such, the table below should be considered a reasonable representation of the magnitude of expenses in each category.

The effect of these adjustments to Rambus’ previously reported Consolidated Statements of Operations is as follows:

(Unaudited)	Three Months Ended March 31,
(in thousands)	2006	2005
Net income, as previously reported	$1,817	$4,440
Stock-based compensation adjustments:
Additional compensation expense resulting from improper measurement dates for stock option grants:
New hire grants to employees	(133)	(203)
Annual and other grants to employees	(861)	(2,973)
All grants to officers	(1,176)	(1,198)

Subtotal charges for changes to measurement date	(2,170)	(4,374)
Other stock-based compensation adjustments:
Terminations	—	(277)
Payroll tax expense	(163)	(5)
Other matters related to stock-based compensation	(301)	—

Subtotal other stock-based compensation adjustments	(464)	(282)

Total stock-based compensation adjustments	(2,634)	(4,656)

Tax related effects of stock-based compensation adjustments	1,358	9,245

Additional compensation expense, net of tax	(1,276)	4,589

Other miscellaneous adjustments	186	(8)
Tax related effects for other miscellaneous adjustments	(75)	4

Other adjustments, net of tax	111	(4)

Total adjustments to net income	(1,165)	4,585

Net income, as restated	$652	$9,025

The following tables reflect the impact of the adjustments for stock-based compensation and other adjustments, including the related tax impacts on:

•	the consolidated statements of operations for the three months ended March 31, 2006 and 2005

•	the consolidated balance sheet as of December 31, 2005 and March 31, 2006

•	the consolidated statements of cash flows for the three months ended March 31, 2006 and 2005

•	net income per share for the three months ended March 31, 2006 and 2005

Consolidated Statement of Operations for the three months ended March 31, 2006 and 2005:

(Unaudited)	Three Months Ended March 31,			Three Months Ended March 31,
	2006			2005
(in thousands, except per share amounts)	As previously reported	Adjustments	As Restated	As previously reported	Adjustments	As Restated
Revenues:
Contract revenues	$5,564	$100	$5,664	$6,600	$—	$6,600
Royalties	41,681	—	41,681	33,011	—	33,011

Total revenues	47,245	100	47,345	39,611	—	39,611

Costs and expenses:
Cost of contract revenues *	6,765	603	7,368	5,603	1,205	6,808
Research and development *	16,752	1,265	18,017	8,591	1,847	10,438
Marketing, general and administrative *	24,192	680	24,872	20,498	1,612	22,110

Total costs and expenses	47,709	2,548	50,257	34,692	4,664	39,356

Operating income (loss)	(464)	(2,448)	(2,912)	4,919	(4,664)	255
Interest and other income, net	3,445	—	3,445	2,129	—	2,129

Income before income taxes	2,981	(2,448)	533	7,048	(4,664)	2,384
Provision for (benefit from) income taxes	1,164	(1,283)	(119)	2,608	(9,249)	(6,641)

Net income	$1,817	$(1,165)	$652	$4,440	$4,585	$9,025

Net income per share:
Basic	$0.02	$(0.01)	$0.01	$0.04	$0.05	$0.09

Diluted	$0.02	$(0.01)	$0.01	$0.04	$0.05	$0.09

Weighted average shares used in per share calculations:
Basic	101,142		101,142	100,280		100,280

Diluted	109,332		109,289	105,913		105,518

* Includes stock-based compensation:

Cost of contract revenues	$1,351	$631	$1,982	$—	$1,212	$1,212
Research and development	$2,700	$1,470	$4,170	$—	$1,831	$1,831
Marketing, general and administrative	$4,324	$533	$4,857	$1,140	$1,613	$2,753

Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005

(Unaudited)	March 31, 2006			December 31, 2005
(in thousands, except shares and per share amount):	As reported	Adjustments	As restated	As reported	Adjustments	As restated
ASSETS
Current assets:
Cash and cash equivalents	$98,223	$—	$98,223	$42,391	$—	$42,391
Marketable securities	173,164	—	173,164	118,416	—	118,416
Accounts receivable	1,808	—	1,808	954	—	954
Deferred and prepaid taxes	3,786	48	3,834	3,786	41	3,827
Prepaids and other current assets	6,023	446	6,469	4,235	184	4,419

Total current assets	283,004	494	283,498	169,782	225	170,007
Marketable securities, long term	119,264	—	119,264	194,583	—	194,583
Restricted cash	2,298	—	2,298	2,279	—	2,279
Deferred taxes, long term	80,355	18,355	98,710	69,059	29,485	98,544
Purchased intangible assets, net	22,351	—	22,351	23,650	—	23,650
Property and equipment, net	20,885	(711)	20,174	18,898	724	19,622
Goodwill, net	3,315	—	3,315	3,315	—	3,315
Other assets	4,166	—	4,166	3,953	—	3,953

Total assets	$535,638	$18,138	$553,776	$485,519	$30,434	$515,953

LIABILITIES
Current liabilities:
Accounts payable	$6,558	$—	$6,558	$4,374	$—	$4,374
Accrued salaries and benefits	6,641	1,209	7,850	4,934	960	5,894
Accrued litigation expenses	6,307	—	6,307	4,633	—	4,633
Other accrued liabilities	5,604	(1,860)	3,744	5,693	(1,155)	4,538
Deferred revenue	1,369	—	1,369	973	—	973

Total current liabilities	26,479	(651)	25,828	20,607	(195)	20,412
Convertible notes	160,000	—	160,000	160,000	—	160,000
Deferred revenue, less current portion	7,984	(100)	7,884	8,317	—	8,317
Other long-term liabiltities	1,302	1,524	2,826	1,592	2,165	3,757

Total liabilities	195,765	773	196,538	190,516	1,970	192,486

STOCKHOLDERS’ EQUITY
Convertible preferred stock, $.001 par value:
Authorized: 5,000,000 shares;
Issued and outstanding: no shares at March 31, 2006 and December 31, 2005	—	—	—	—	—	—
Common Stock, $.001 par value:
Authorized: 500,000,000 shares; Issued and outstanding: 102,469,168 shares at March 31, 2006 and 99,397,257 shares at December 31, 2005	103	—	103	99	—	99
Additional paid in capital	379,845	131,939	511,784	327,524	150,995	478,519
Deferred stock compensation	—	—	—	—	(20,122)	(20,122)
Accumulated deficit	(38,354)	(114,574)	(152,928)	(30,973)	(102,409)	(133,382)
Accumulated other comprehensive loss	(1,721)	—	(1,721)	(1,647)	—	(1,647)

Total stockholders’ equity	339,873	17,365	357,238	295,003	28,464	323,467

Total liabilities and stockholders’ equity	$535,638	$18,138	$553,776	$485,519	$30,434	$515,953

Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005

(Unaudited)	Three Months Ended March 31,			Three Months Ended March 31,
	2006			2005
(in thousands)	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Cash flows from operating activities:
Net income	$1,817	$(1,165)	$652	$4,440	$4,585	$9,025
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	8,375	2,634	11,009	1,141	4,655	5,796
Depreciation	2,815	(219)	2,596	1,972	(44)	1,928
Amortization of intangible assets and note issuance costs	1,492	—	1,492	1,163	—	1,163
Tax benefit (shortfall) net from equity incentive plans	12,362	(12,404)	(42)	774	(947)	(173)
Change in operating assets and liabilities:
Accounts receivable and unbilled receivables	(854)	—	(854)	(2,161)	—	(2,161)
Prepaids, deferred taxes and other assets	(13,490)	10,861	(2,629)	883	(8,442)	(7,559)
Accounts and taxes payable, accrued salaries and benefits and other accrued liabilities	6,476	(1,148)	5,328	4,227	909	5,136
Increases in deferred revenue	5,627	—	5,627	3,478	—	3,478
Decreases in deferred revenue	(5,564)	(100)	(5,664)	(8,540)	—	(8,540)

Net cash provided by operating activities	19,056	(1,541)	17,515	7,377	716	8,093

Cash flows from investing activities:
Purchases of property and equipment	(4,659)	1,544	(3,115)	(2,117)	(716)	(2,833)
Purchases of leasehold improvements	(33)	—	(33)	(407)	—	(407)
Acquisition of intangible assets	(1,000)	1,000	—	—	—	—
Acquisition of business	—	(1,000)	(1,000)	—	—	—
Purchases of marketable securities	(4,000)	—	(4,000)	(85,370)	—	(85,370)
Maturities of marketable securities	24,494	—	24,494	20,571	—	20,571
Increase in restricted cash	(19)	—	(19)	(9)	—	(9)

Net cash provided by (used in) investing activities	14,783	1,544	16,327	(67,332)	(716)	(68,048)

Cash flows from financing activities:
Payments under installment arrangement	(400)	—	(400)	—	—	—
Net proceeds from issuance of Common Stock under equity incentive plans	43,346	(4)	43,342	1,968	—	1,968
Repurchase and retirement of Common Stock	(20,956)	1	(20,955)	(75,000)	—	(75,000)
Net proceeds from the issuance of convertible notes	—	—	—	292,750	—	292,750

Net cash provided by financing activities	21,990	(3)	21,987	219,718	—	219,718

Effect of exchange rates on cash and cash equivalents	3	—	3	(52)	—	(52)

Net increase in cash and cash equivalents	55,832	—	55,832	159,711	—	159,711
Cash and cash equivalents at beginning of period	42,391	—	42,391	48,310	—	48,310

Cash and cash equivalents at end of period	$98,223	$—	$98,223	$208,021	$—	$208,021

Non-Cash disclosure:
Property and equipment acquired under installment payment plan	$400	$(400)	$—	$—	$—	$—

Net income per share

(Unaudited)	Three Months Ended March 31,
	2006	2006	2006	2005	2005	2005
(in thousands, except per share amounts)	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Numerator:
Net income	$1,817	$(1,165)	$652	$4,440	$4,585	$9,025

Denominator:
Weighted average shares used to compute basic EPS	101,142		101,142	100,280		100,280
Dilutive potential shares from stock options, ESPP, restricted stock and stock units and conversion of convertible debt (1)	8,190		8,147	5,633		5,238

Weighted average shares used to compute diluted EPS	109,332		109,289	105,913		105,518

Earnings (loss) per share:
Basic	$0.02	$(0.01)	$0.01	$0.04	$0.05	$0.09
Diluted	$0.02	$(0.01)	$0.01	$0.04	$0.05	$0.09

(1)	For the three months ended March 31, 2005, approximately 5.9 million shares that would be issued upon the conversion of the contingently issuable convertible debt were excluded from the calculation of earnings per share because the conversion price was higher than the average market price of the Common Stock during this period. For the three months ended March 31, 2006 and 2005, options to purchase approximately 6.0 and 7.9 million shares, respectively, were excluded from the calculation because they were antidilutive after considering proceeds from exercise, taxes, and related unamortized stock-based compensation.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2006

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in our consolidated statements of operations:

	Three Months Ended March 31,
	2006	2005
	As restated	As restated
Revenues:
Contract revenues	12.0%	16.7%
Royalties	88.0%	83.3%

Total revenues	100.0%	100.0%

Costs and expenses:
Cost of contract revenues *	15.6%	17.2%
Research and development *	38.1%	26.4%
Marketing, general and administrative *	52.5%	55.8%

Total costs and expenses	106.2%	99.4%

Operating income (loss)	(6.2)%	0.6%
Interest and other income, net	7.3%	5.4%

Income before income taxes	1.1%	6.0%
Provision for income taxes	(0.3)%	(16.8)%

Net income	1.4%	22.8%

* Includes stock-based compensation:

Cost of contract revenues	4.2%	3.1%
Research and development	8.8%	4.6%
Marketing, general and administrative	10.3%	7.0%

Total stock-based compensation	23.3%	14.7%

(Unaudited)	Three Months Ended March 31,
(dollars in millions)	2006	2005	Change
	As restated
Total Revenues
Contract revenues	$5.6	$6.6	(15.2)%
Royalties	41.7	33.0	26.4%

Total revenues	$47.3	$39.6	19.4%

Contract Revenues

Percentage-of-Completion Contracts

For the quarter ended March 31, 2006 as compared to the quarter ended March 31, 2005, percentage-of-completion contract revenue decreased (approximately $2.8 million) due to completion of the XDR and FlexIO chip interface contracts originating prior to 2005 offset in part by the recognition of revenue associated with new FlexIO and serial link chip interface contracts.

We believe that percentage-of-completion contract revenues recognized will continue to fluctuate over time based on our ongoing contractual requirements, the amount of work performed, and by changes to work required, as well as new contracts booked in the future. Most of our XDR and FlexIO contracts were complete as of the quarter ended March 31, 2006. If new percentage-of-completion contracts are not signed our contract revenue may continue to decline.

Other Contracts

For the quarter ended March 31, 2006 as compared to the same period in 2005, revenue which is recognized over the estimated service periods increased (approximately $1.8 million) primarily due to the increase in recognition of revenue associated with DDR, serial link, XDR and FlexIO contracts.

Royalty Revenues

Patent Licenses

In the quarters ended March 31, 2006 and 2005, our largest source of royalties was related to the license of our patents for SDR and DDR-compatible products. Royalties increased (approximately $8.8 million) for SDR and DDR-compatible products in the quarter ended March 31, 2006 as compared to the same period in 2005, primarily due to the first quarterly royalty payments from AMD and Fujitsu and fixed payments from Infineon not received in the same quarter of 2005. This increase was partially offset by the cancellation of the Samsung license, the completion of amortization for back payments of SDR and DDR compatible product licenses, and payments received from licensees on interim agreements.

As of March 31, 2006, we had both variable and fixed royalty agreements for our SDR and DDR-compatible licenses. On December 31, 2005, we entered into a five-year patent license agreement with AMD. We expect to recognize royalty revenues under the AMD agreement on a quarterly basis as amounts become due and payable because the contractual terms of the agreement provide for payments on an extended term basis. The first amounts due and payable under the AMD agreement were received during the quarter ended March 31, 2006 and totaled $4.7 million. We expect to recognize royalty revenues of $18.8 million in fiscal year 2006, $15.0 million in fiscal years 2007 through 2009 and $11.3 million in the fiscal year 2010 under the AMD agreement. The AMD agreement provides a license to our patents used in the design of DDR2, DDR3, FB-DIMM, PCI Express and XDR controllers as well as other current and future high-speed memory and logic controller interfaces.

On March 16, 2006, we entered into a five-year patent license agreement with Fujitsu. We expect to recognize royalty revenues under the Fujitsu agreement on a quarterly basis as amounts become due and payable as the contractual terms of the agreement provide for payments on an extended term basis. The first amounts due and payable under the Fujitsu agreement were received during the quarter ended March 31, 2006 and totaled $5.0 million. We expect to recognize a total of $34.8 million of royalty revenues in fiscal year 2006. The Fujitsu agreement provides a license that covers semiconductors, components and systems, but does not include a license to Fujitsu for its own manufacturing of commodity synchronous DRAM other than limited amounts of single data rate DRAM annually.

We are in negotiations with licensees to renew SDR and DDR-compatible contracts. Two license contracts have been extended by way of re-negotiated interim agreements of which one expired in April and the other will expire in October of 2006 and one licensee is on an extension of the original agreement which will expire in July 2006. We are also in negotiations with new potential licensees. We expect SDR and DDR-compatible royalties will continue to vary from period to period based on our success in renewing existing license agreements and adding new licensees, as well as the level of variation in our licensees’ reported shipment volumes, sales price and mix, offset in part by the proportion of licensee payments that are fixed.

The Intel patent cross-license agreement represented the second largest source of royalties in the quarter ended March 31, 2006. Royalties under this agreement were unchanged in the quarter ended March 31, 2006, as compared to the same period in 2005. We expect to continue recognizing revenue from this agreement through June 30, 2006, at which time, Intel will have a paid-up license for the use of all of the patents that we own claiming priority prior to September 30, 2006 and for which we own applications as of that date. If we are unable to replace the revenue attributable to our agreement with Intel, currently one of our top five licensees, which will end in June 2006, our revenues could decline substantially.

Product Licenses

In the quarter ended March 31, 2006, royalties from RDRAM-compatible products represented the third largest source of royalties. Royalties from RDRAM memory chips and controllers decreased during the quarter ended March 31, 2006 as compared to the same period in 2005 by approximately $0.3 million. Royalties decreased during the quarter ended March 31, 2006 as compared to the same period in 2005 as a result of lower shipment volumes of memory chips on which royalties are paid primarily due to a customer who has reached their maximum royalty obligation on a specific type of RDRAM. RDRAM is approaching end-of-life and in the future, we expect RDRAM royalties will continue to decline.

Royalties from XDR, FlexIO and serial link-compatible products represent the fourth largest category of royalties. Royalties from XDR, FlexIO and serial link-compatible products increased during the quarter ended March 31, 2006 as compared to the same period in 2005 by approximately $0.3 million. This increase was primarily a result of increased shipments of serial link-compatible and XDR products.

In the future, we expect XDR, FlexIO and serial link royalties will continue to vary from period to period based on our licensees’ shipment volumes, sales prices, and product mix. We expect that XDR and FlexIO royalties will increase associated with shipments of the Sony PLAYSTATION ®3 product in the second half of 2006.

Engineering costs:

(Unaudited)	Three Months Ended March 31,
(dollars in million)	2006	2005	Change
	As restated	As restated
Engineering costs
Cost of contract revenues	$5.4	$5.6	(3.6)%
Stock-based compensation	2.0	1.2	66.7%

Total cost of contract revenues	7.4	6.8	8.8%

Research and development	13.8	8.6	60.5%
Stock-based compensation	4.2	1.8	133.3%

Total research and development	18.0	10.4	73.1%

Total engineering costs:	$25.4	$17.2	47.7%

Stock-based compensation
Cost of contract revenues	$2.0	$1.2	66.7%
Research and development expenses	4.2	1.8	133.3%

Total stock-based compensation	$6.2	$3.0	106.7%

For the quarter ended March 31, 2006 as compared to the same period in 2005, the increase in total research and development costs which includes cost of contract revenue, was primarily a result of increased stock-based compensation costs (approximately $3.2 million) associated with the adoption of SFAS 123(R) in 2006, increased salary, benefits and payroll taxes (approximately $2.6 million) associated with the increase of approximately 80 employees (30 in the United States and 50 in India), increased bonus (approximately $0.8 million) due to higher achievement of targets and an increased number of participants in the corporate bonus plan, and increased depreciation and intangible amortization (approximately $0.7 million).

In certain periods, the cost of contract revenues may exceed contract revenues. This can be a result of expensing pre-contract costs, expensing completed contract costs where the realizability of an asset is uncertain, and low utilization of project resources.

In the near term, we expect engineering costs will continue to increase as we make investments in the infrastructure and technologies required to maintain our leadership position in chip interface technologies.

Marketing, general and administrative costs:

(Unaudited)	Three Months Ended March 31,
(dollars in million)	2006	2005	Change
	As restated	As restated
Marketing, general and administrative costs
Marketing, general and administrative costs	$11.5	8.2	40.2%
Litigation Expense	8.5	11.1	(23.4)%
Stock-based compensation	4.9	2.8	75.0%

Total marketing, general and administrative costs including stock-based compensation	$24.9	$22.1	12.7%

The increase in total marketing, general and administrative costs including litigation expense for the quarter ended March 31, 2006 as compared to the same period in 2005 was primarily due to increased stock-based compensation costs (approximately $2.1 million) associated with the adoption of SFAS 123(R) in 2006, increased salary, benefits and payroll taxes (approximately $2.0 million) associated with the increase of approximately 31 employees (23 in the United States and 8 international), increased bonus (approximately $1.0 million) due to higher achievement of targets and an increased number of participants in the corporate bonus plan and; partially offset by decreased expenses associated with the defense of our intellectual property (approximately $2.6 million).

In the future, marketing, general and administrative expenses will vary from period to period based on the trade shows, advertising, legal, and other marketing and administrative activities undertaken, and the change in sales, marketing and administrative headcount in any given period. Litigation expenses are expected to vary from period to period due to the volatility of litigation activities.

Interest and other income, net:

(Unaudited)	Three Months Ended March 31,
(dollars in millions)	2006	2005	Change
Interest and other income, net	$3.4	$2.1	61.9%

In the quarter ended March 31, 2006, as compared to the same period in 2005, interest income was higher primarily due to higher interest rates (approximately $1.3 million).

In the future, we expect that interest and other income, net will vary based upon the amount of cash and marketable securities and interest rates.

Provision for income taxes:

(Unaudited)	Three Months Ended March 31,
(dollars in millions)	2006	2005	Change
	As restated	As restated
Provision for income taxes	$(0.1)	$(6.6)	(98.5)%

In the quarter ended March 31, 2006, our effective tax rate was (22.4%) as compared with a rate of (278.6%) for the same period in 2005. The tax benefits for these periods are primarily due to the recognition of tax benefits for stock related compensation for the Company’s former officers. The effective tax rate also increased due to non-deductible stock related compensation expenses and the expiration of the Federal Research and Development credit. If the Federal Research and Development credit is reinstated, the impact to our effective tax rate will be recognized in the quarter in which the tax law change is enacted.

The effective tax rate for the first quarter of 2006 is lower than the statutory rate primarily due to the recognition of tax benefits for stock related compensation for former officers. The effective tax rate for the first quarter of 2005 is significantly lower than the statutory rate primarily due to the ability to recognize deferred tax assets for discounted options to officers in connection with the restatement.

As of March 31, 2006, our balance sheet included net deferred tax assets of approximately $102.1 million, relating primarily to the difference between tax and book treatment of depreciation and amortization, employee stock related compensation expenses, net operating loss carryovers and tax credits.

The ability to realize the deferred tax asset is dependent on sufficient levels of future taxable income and other factors. We regularly assess all available evidence, both positive and negative, to determine the realizability of our deferred tax assets. The following disclosure updates Stock-based Compensation, Employee Stock Option Plans, and Stockholders’ Equity disclosures in compliance with the requirements of SFAS No. 123 and 123 (R).

Stock-based Compensation

For the three months ended March 31, 2006 and 2005, the Company maintained stock plans covering a broad range of potential equity grants including stock options, restricted stock, performance stock and stock units. In addition, the Company sponsors an Employee Stock Purchase Plan (“ESPP”), whereby eligible employees were entitled to purchase Common Stock semi-annually, by means of limited payroll deductions, at a 15% discount from the fair market value of the Common Stock as of specific dates.

Effective January 1, 2006, Rambus adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123(R) supersedes Rambus’ previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and disclosure under SFAS 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). Rambus has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Under SFAS 123(R), compensation cost for all stock-based awards, including grants of employee stock options, restricted stock and other equity awards, is measured at fair value at grant date and recognized as compensation expense on a straight line basis over the employees’ expected requisite service period. In addition, SFAS 123(R) requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under previous accounting rules. The Company selected the modified prospective method of adoption, which recognizes compensation expense for the fair value of all share-based payments granted after January 1, 2006 and for the fair value of all awards granted to employees prior to January 1, 2006 that remain unvested on the date of adoption. This method does not require a restatement of prior periods. However, awards granted and still unvested on the date of adoption will be attributed to expense under SFAS 123(R), including the application of forfeiture rate on a prospective basis. Rambus’ forfeiture rate represents the historical rate at which Rambus stock-based awards were surrendered prior to vesting over the trailing four years. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised on a cumulative basis, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to fiscal year 2006, the Company accounted for forfeitures as they occurred for the purposes of pro forma information under SFAS 123.

Periods prior to the adoption of SFAS 123(R)

Prior to January 1, 2006 the Company accounted for employee stock-based awards and its ESPP using the intrinsic value method in accordance with APB 25, FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock-Based Compensation, an Interpretation of APB Opinion No. 25,” FASB Technical Bulletin No. 97-1 (“FTB 97-1”) “Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option,” and related interpretations. The Company accounted for non-employee stock-based awards under the fair value method in accordance with EITF No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Under the intrinsic value method, no stock-based compensation expense for options had been recognized in the Company’s Consolidated Statement of Operations if the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant and shares granted under the ESPP were not issued at greater than a 15% discount. As a result of the Company’s stock option investigation, it was determined that there were a significant number of grants that were issued below fair market value and the accounting disclosures and related charges are reflected in Note 3, “Restatement of Consolidated Financial Statements” of Notes to Consolidated Financial Statements.

Had stock-based compensation for 2005 been determined based on the estimated fair value at the grant date for all equity awards consistent with the provisions of SFAS 123, the Company’s net income and earnings (loss) per share for the three months ended March 31, 2005, as restated, would have been adjusted to the following pro forma amounts:

(Unaudited)	Three Months Ended March 31, 2005
(in thousands, except per share amounts)	As previously reported	Adjustments	As restated
Net income, as reported	$4,440	$4,585	$9,025
Add: Stock-based employee compensation expense included in reported net earnings, net of tax (2)	718	(4,236)	(3,518)
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(8,989)	(2,760)	(11,749)

Pro forma net income (loss)	$(3,831)	$(2,411)	$(6,242)

Basic earnings (loss) per share
As reported	$0.04	$0.05	$0.09
Pro forma	$(0.04)	$(0.02)	$(0.06)
Diluted earnings (loss) per share
As reported	$0.04	$0.05	$0.09
Pro forma (1)	$(0.04)	$(0.02)	$(0.06)
Weighted average shares used in per share calculations:
Basic	100,280		100,280

Diluted (1)	105,913		105,518

(1)	When results of operations are a net loss, the diluted shares are the same as the basic shares.
(2)	Adjustments to stock-based compensation expense for the three months ended March 31, 2005 include the adjustment of ($4.6) million related to the restatement as well as an adjustment of $0.4 million to the tax effect allocated to stock-based compensation as previously reported.

Adoption of SFAS 123(R)

Effective January 1, 2006, Rambus adopted SFAS 123(R), which requires the measurement and recognition of compensation expense in the Company’s statement of operations for all share-based payment awards made to Rambus employees and directors, including employee stock options and employee stock purchases related to all Rambus’ stock-based compensation plans based on estimated fair values.

SFAS 123(R) requires companies to estimate the fair value of stock-based compensation on the date of grant using an option-pricing model. The fair value of the award is recognized as expense over the requisite service periods in Rambus’ consolidated statement of operations using the straight-line method consistent with the methodology used under SFAS 123. Under SFAS 123(R) the attributed stock-based compensation expense must be reduced by an estimate of the annualized rate of stock option forfeitures. The unrecognized expense of awards not yet vested at the date of adoption is recognized in net income (loss) in the periods after the date of adoption, using the same valuation method and assumptions determined under the original provisions of SFAS 123 Additionally, the Company’s deferred stock compensation balance of $20.1 million as of December 31, 2005 (as restated), which was accounted for under APB 25, was reclassified into its additional paid in capital upon the adoption of SFAS 123(R) on January 1, 2006.

The incremental effect of adopting SFAS 123(R) for the quarter ended March 31, 2006, including the effect of the restatements, was as follows:

(Unaudited) (in thousands except per share data)	Three months ended March 31, 2006
Additional pre-tax stock-based compensation	$7,895
Additional stock-based compensation, net of tax	$5,178
Effect on earnings per share
Basic	$0.05
Diluted	$0.05

The following table summarizes stock-based compensation expense, related to employee stock options, employee stock purchase grants and other equity grants under SFAS 123(R) for the three months ended March 31, 2006:

(Unaudited)	Three Months Ended March 31, 2006
(in thousands, except per share amounts)	As reported	Adjustments	As restated
Stock based compensation expense by type of award:
Employee stock options	$7,924	$1,990	$9,914
Employee stock purchase plan	356	644	1,000
Nonvested equity stock and equity stock units	95	—	95

Total stock-based compensation expense	8,375	2,634	11,009
Tax effect on the stock-based compensation expense (1)	3,175	795	3,970

Net effect of stock-based compensation on net income	$5,200	$1,839	$7,039

Effect on net income per share:
Basic	$0.05	$0.02	0.07
Diluted	$0.04	$0.02	0.06

(1)	Adjustments to tax effect on stock-based compensation expense include the restatement impact of $1.3 million, partially offset by reclass of $0.5 million of previously reported tax effect from stock-based compensation to other.

Stock Options: During the three months ended March 31, 2006, Rambus granted 1,413,850 stock options with an estimated total grant-date fair value of $22.5 million. During the three months ended March 31, 2006, Rambus recorded stock-based compensation related to stock options of $9.9 million for all unvested options granted prior to and after the adoption of SFAS 123(R). This amount includes restatement of amounts previously reported.

The total intrinsic value of options exercised was $78.8 and $3.1 million for the three months ended March 31, 2006 and 2005, respectively. Intrinsic value is the total value of exercised shares on the date of exercise less the cash received from the employees to exercise the options.

The total cash received from employees as a result of employee stock option exercises was $43.3 and $2.0 million for the three months ended March 31, 2006 and 2005, respectively.

Rambus realized no tax benefits as a result of employee stock option exercises, stock purchase plan purchases, and vesting of equity stock and stock units for the three months ended March 31, 2006, calculated in accordance with SFAS 123 (R), or for the three months ended March 31, 2005, calculated in accordance with APB 25. The Company was unable to use any tax benefit from stock option exercises, stock plan purchases and vesting of equity stock and stock units to reduce its taxes as of March 31, 2006 and for the year ended December 31, 2006.

Employee Stock Purchase Plan: The compensation cost in connection with the plan for the three months ended March 31, 2006 includes a charge resulting from the Company’s modifying prior offerings. In accordance with the terms of the plan, if the fair market value on any given purchase date is less than the fair market value on the grant date, the grant offering is cancelled and all participants are enrolled in the next subsequent grant offering. A modification charge is recorded as a result of this grant offering cancellation and the issuance of a new grant offering. During the three months ended March 31, 2006, the Company recorded $0.2 million in modification charges related to the ESPP which is included in the table above under the caption “Employee Stock Purchase Plan.”

Valuation Assumptions

Rambus estimated the fair value of stock options using the Black-Scholes-Merton model (“BSM”). This is the same model which it previously used in preparing its pro forma disclosure required under SFAS 123. The BSM model determines the fair value of stock-based compensation and is affected by Rambus’ stock price on the date of the grant as well as assumptions regarding a number of highly complex and subjective variables. These variables include expected volatility, expected life of the award, expected dividend rate, and expected risk-free rate of return. The assumptions for expected volatility and expected life are the two assumptions that significantly affect the grant date fair value. The BSM option-pricing model was developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because Rambus’ employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, if actual results differ significantly from these estimates, stock-based compensation expense and Rambus’ results of operations could be materially impacted.

The fair value of stock awards is estimated as of the grant date using the BSM option-pricing model assuming a dividend yield of 0% and the additional weighted-average assumptions as listed in the following table:

	Three Months Ended March 31,
(Unaudited)	2006 As restated	2005 As restated
Stock Option Plans
Expected stock price volatility	61%	80%
Risk-free interest rate	4.4%	4.2%
Expected term (in years)	6.6	5.5

Weighted-average fair value of stock options granted	$15.88	$13.78

There were no grants made under the employee stock purchase plan during the quarter ended March 31, 2006 or 2005.

Expected Stock Price Volatility: Effective January 1, 2006, Rambus evaluated the assumptions used to estimate volatility and determined that under SAB 107, given the volume of market activity in its market traded options greater than one year, it would use the implied volatility of its nearest-to-the-money traded options. The Company believes that the use of implied volatility is more reflective of market conditions and a better indicator of expected volatility. If there is not sufficient volume in its market traded options, for any period, the Company will use an equally weighted blend of historical and implied volatility. For the quarter ended March 31, 2005, the Company used an equally weighted historical and market-based implied volatility for the computation of stock-based compensation.

Risk-free Interest Rate: Rambus bases the risk-free interest rate used in the BSM valuation method on implied yield currently available on the U.S. Treasury zero-coupon issues with an equivalent term. Where the expected terms of Rambus’ stock-based awards do not correspond with the terms for which interest rates are quoted, Rambus used the nearest rate from the available maturities.

Expected Term: The expected term of options granted represents the period of time that options granted are expected to be outstanding. Prior to the adoption of SFAS 123(R), the Company used only historical data to estimate option exercise and employee termination within the model. For the three months ended March 31, 2006, the average expected life was determined using a Monte Carlo simulation model.

Tax Effects of Stock-Based Compensation

Rambus will only recognize a tax benefit from windfall tax deductions for stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available have been utilized. In addition, Rambus has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credits, through the statement of operations as part of the tax effect of stock-based compensation.

On January 1, 2006 Rambus adopted the “long method” in accordance with SFAS 123(R) to calculate the excess tax credit pool. The long method requires a detailed calculation of the January 1, 2006 balance of the portion of the excess/shortfall tax benefit credits recorded in the additional paid-in capital account. The tax effect on stock-based compensation is calculated as the stock-based compensation that the Company believes is deductible, multiplied by the applicable statutory tax rate.

See Note 11, “Income Taxes” of Notes to Consolidated Financial Statements for additional information.

Employee Stock Option Plans

Stock Option Plans

1997 Stock Option Plan

In May 1997, the Company adopted the 1997 Stock Option Plan (the “1997 Plan”), which, as amended, provided for the issuance of incentive and nonqualified stock options to its employees, directors and non-employees. The 1997 Plan provided for an annual increase equal to the lesser of: (i) the number of shares needed to restore the maximum aggregate number of shares which may be optioned and sold under the 1997 Plan to 4,000,000 shares; (ii) four percent (4%) of the outstanding shares on such date; or (iii) a lesser amount determined by the Board of Directors. The Company reserved 31,089,057 shares of Common Stock for issuance under the 1997 Plan. The 1997 Plan was set to expire ten years after adoption, and the Board of Directors or a committee designated by the Board of Directors has the authority to determine to whom options would be granted, the number of shares, the vesting period and the exercise price (which generally cannot be less than 100% of the fair market value at the date of grant for incentive stock options). The options are exercisable at times and increments as specified by the Board of Directors, typically had a requisite service period of 60 months, had graded vesting schedules and expire not more than ten years from date of grant. In October 1999, the 1997 Plan was revised to add the provision and ability of the Company to grant Common Stock equivalents, which are unfunded and unsecured rights to receive shares in the future. (See “Stockholders’ Equity” below for a discussion of these Common Stock equivalents). Effective with stockholder approval of the 2006 Equity Incentive Plan on May 10, 2006, the ability to grant options under the 1997 Plan expired. No further awards will be made under this plan, but it will continue to govern awards previously granted under the plan.

1999 Non-statutory Stock Option Plan

In October 1999, the Company adopted the 1999 Non-statutory Stock Option Plan (the “1999 Plan”), which, as amended, provides for the issuance of nonqualified stock options to its employees and non-employees. Under the 1999 Plan, 14.8 million shares of Common Stock have been authorized for issuance. The 1999 Plan expires ten years after adoption, and the Board of Directors or a committee designated by the Board of Directors has the authority to determine to whom options will be granted, the number of shares, the vesting period, the expiration date and the exercise price (which generally is the fair market value at the date of grant). These options typically had a requisite service period of 60 months, graded vesting schedules, and expired not more than ten years from date of grant. Effective with stockholder approval of the 2006 Equity Incentive Plan on May 10, 2006, the ability to grant options under the 1999 Plan terminated. No further awards will be made under this plan, but it will continue to govern awards previously granted under the plan.

2006 Equity Incentive Plan

In March 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”), subject to stockholder approval, which, as amended, provides for the issuance of the following types of incentive awards: (i) stock options: (ii) stock appreciation rights: (iii) restricted stock: (iv) restricted stock units: (v) performance shares and performance units: and (vi) other stock or cash awards. This plan provides for the granting of shares at less than fair market value, but such grants would be counted against the numerical limits of available shares at a ratio of 1.5 to 1. The Board of Directors reserved 8,400,000 shares in March 2006 for issuance under this plan, subject to stockholder approval. Upon stockholder approval of this Plan on May 10, 2006, the 1997 Plan was replaced and the 1999 Plan was terminated. Those who will be eligible for awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates. These options typically have a requisite service period of 60 months, have straight-line vesting schedules, and expire not more than ten years from date of grant. The Board expects that the number of shares reserved for issuance under the 2006 Plan will be sufficient to operate the plan for two years from its inception without having to request the approval of additional shares from the Company’s stockholders. The Board will periodically review actual share consumption under the 2006 Plan and may make a request for additional shares earlier or later than this period, as needed. No awards were granted under this plan as of March 31, 2006.

As of May 10, 2006, the 2006 Plan is Rambus’ only plan for providing stock-based incentive compensation to eligible employees, executive officers and non-employee directors and consultants.

A summary of shares available for grant under the Company’s plans is as follows:

Shares Available for Grant
Shares available as of December 31, 2005	5,592,466

Additional shares reserved	2,418,836
Stock options granted	(1,413,850)
Stock options forfeited	1,104,425
Stock options expired	—
Nonvested equity stock and stock units granted	(36,603)
Nonvested equity stock and stock units forfeited	—

Total available for grant March 31, 2006	7,665,274

Excludes 8.4 million shares authorized but not yet approved by stockholders as of March 31, 2006.

General Stock Option Information

The following table summarizes stock option activity under the 1997, 1999 and 2006 plans for the quarter ended March 31, 2006 and information regarding stock options outstanding, exercisable, and vested and expected to vest as of March 31, 2006.

	Options Outstanding
(Dollars in thousands, except per share amounts)	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2005	26,027,517	$16.30

Options granted	1,413,850	25.46
Options exercised	(3,770,279)	11.49
Options forfeited	(1,104,425)	18.90

Outstanding as of March 31, 2006	22,566,663	$17.56	6.27	$513,187

Vested or expected to vest at March 31, 2006	20,025,660	$17.96	6.14	$449,717

Options exercisable at March 31, 2006	11,806,165	$18.22	4.67	$271,018

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for in-the-money options at March 31, 2006, based on the $39.34 closing stock price of Rambus’ Common Stock on March 31, 2006 on The Nasdaq Global Select Market, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of March 31, 2006 was 21,530,830 and 10,785,673, respectively.

The following table summarizes the information about stock options outstanding and exercisable as of March 31, 2006:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.25	-	$ 4.67	2,213,780	4.65	$3.35	1,035,639	$3.52
$ 4.72	-	$ 4.86	2,733,762	5.41	4.86	2,319,319	4.86
$ 5.93	-	$ 12.25	2,260,082	5.59	9.22	1,496,379	9.50
$ 12.26	-	$ 14.75	2,769,806	7.26	14.02	1,046,192	13.62
$ 14.77	-	$ 15.67	3,856,687	5.11	15.37	2,519,684	15.45
$ 15.78	-	$ 22.88	2,336,734	8.22	17.77	724,432	17.67
$ 22.94	-	$ 25.16	3,099,500	8.42	24.34	97,250	25.05
$ 25.51	-	$ 54.63	2,892,312	5.84	38.67	2,163,270	41.50
$ 66.69	-	$ 77.36	384,000	4.34	67.93	384,000	67.93
$ 83.00	-	$ 83.00	20,000	4.51	83.00	20,000	83.00

$ 1.25	-	$ 83.00	22,566,663	6.27	17.56	11,806,165	18.22

As of March 31, 2006, there was $94.7 million of total unrecognized compensation cost, net of expected forfeitures, related to non-vested share-based compensation arrangements granted under the stock option plans. That cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value of shares vested as of March 31, 2006 was $231.0 million.

Employee Stock Purchase Plans

1997 Employee Stock Purchase Plan

In May 1997, the Company adopted the 1997 Employee Stock Purchase Plan, as amended, (the “1997 Purchase Plan”), and reserved 1,600,000 shares of Common Stock for issuance thereunder. This plan allowed for an annual increase equal to the lesser of: (i) the number of shares needed to restore the maximum aggregate number of shares which may be optioned and sold under the plan to 1,600,000 shares: (ii) 1% of the number of shares of Common Stock which are issued and outstanding on the last day of the preceding fiscal year: or (iii) a lesser number of shares determined by the Board of Directors. Employees generally were eligible to participate in the 1997 Purchase Plan if they had been employed by Rambus for more than 20 hours per week and more than five months in a fiscal year. This plan provided for offerings of four consecutive, overlapping six month offering periods, with a new offering period commencing on the first trading day on or after May 1 and November 1 of each year. Under this plan, employees were able to purchase stock at the lower of 85% of the fair market value on the first day of the 24 month offering period (the enrollment date), or the purchase date (the exercise date). Employees generally were not able to purchase more than the number of shares having a value greater than $25,000 in any calendar year, as measured at the beginning of the offering period. This plan was suspended effective July 19, 2006 due to the stock options investigation. For all participants electing to stay in the plan, contributions made through that date are being held and will be applied towards the first purchase date subsequent to the reinstatement of the plan. It is the Company’s intention to reinstate this plan as soon as practicable after it is current on its filings with the Securities and Exchange Commission. No further offerings will be made under this plan and the plan will terminate effective with the October 31, 2007 purchase date in accordance with its governing documents.

Under the 1997 Purchase Plan, the Company issued no shares in the three months ending March 31, 2006 or 2005. As of March 31, 2006, there were 1,600,000 shares available for issuance under this Plan.

2006 Employee Stock Purchase Plan

In March 2006, the Company adopted the 2006 Employee Stock Purchase Plan, as amended (the “2006 Purchase Plan”) and reserved 1,600,000 shares, subject to stockholder approval which was received on May 10, 2006. Employees generally will be eligible to participate in this plan if they are employed by

Rambus for more than 20 hours per week and more than five months in a fiscal year. The 2006 Purchase Plan provides for six month offering periods, with a new offering period commencing on the first trading day on or after May 1 and November 1 of each year. Under this plan, employees may purchase stock at the lower of 85% of the beginning of the offering period (the enrollment date), or the end of each offering period (the exercise date). Employees generally may not purchase more than the number of shares having a value greater than $25,000 in any calendar year, as measured at the purchase date. There have been no offerings under this plan and as such there has been no shares issued under this plan. As of March 31, 2006, there were no shares available for issuance under this Plan. The first offering under this plan will be made as soon as practicable after the Company is current with its SEC filings and the underlying shares have been registered with the SEC.

As of March 31, 2006, there was $2.7 million of total unrecognized compensation cost related to share-based compensation arrangements granted under the ESPP. As of July 19, 2006 the 1997 Purchase Plan was suspended in connection with the stock option investigation. No further purchases will be made under this plan until the Company is current with its SEC filings. In connection with this subsequent suspension of the plan, the Company changed its estimate of contributions that would be made under remaining purchase periods and reversed approximately $0.5 million of expenses in Q2 2006 and eliminated approximately $1.5 million of the unrecognized compensation cost that existed as of March 31, 2006. The remaining unamortized cost of approximately $1.2 million is expected to be recognized over 19 months.

Stockholders’ Equity

Preferred and Common Stock

In February 1997, Rambus established a Stockholder Rights Plan pursuant to which each holder of Rambus’ Common Stock shall receive a right to purchase one-thousandth of a share of Series E Preferred Stock for $125 per right, subject to a number of conditions. Such rights are subject to adjustment in the event of a takeover or commencement of a tender offer not approved by the Board of Directors. In July 2000, the Rambus Board of Directors agreed to restate the exercise price to $600 per right in an Amended and Restated Preferred Shares Rights Agreement. In November 2002, the Rambus Board of Directors agreed to restate the exercise price to $60 per right in an Amended and Restated Preferred Shares Rights Agreement.

Warrants

In October 1998, Rambus’ Board of Directors authorized an incentive program in the form of warrants for a total of up to 1,600,000 shares of Rambus Common Stock to be issued to various RDRAM licensees. The warrants, which were issued at the time certain targets were met, have an exercise price of $2.50 per share and a life of five years from the date of issuance. These warrants vest and become exercisable only upon the achievement of certain milestones by Intel relating to shipment volumes of RDRAM chipsets. Warrants exercisable for a total of 1,520,000 shares of our Common Stock had been issued under the program. As of March 31, 2006, no warrants were exercised as the defined milestones were not achieved, and all warrants have expired.

Contingent Common Stock Equivalents and Options

As of December 31, 2005, there were 1,000,000 contingent unvested Common Stock Equivalents, or CSEs, and 799,346 contingent unvested options, which vest upon the achievement of certain milestones by Intel relating to shipment volumes of RDRAM 850E chipsets. These CSEs were granted to Rambus’ previous Chief Executive Officer (“CEO”) and President in 1999 and the options were granted to certain of Rambus’ employees in 1999 and 2001. The CSEs were granted with a term of 10 years and the options were granted with an exercise price of $2.50 per share and a term of 10 years. It was previously expected that there would be a non-cash charge to Rambus’ statement of operations, based on fair value of the CSEs and options, when the achievement of certain Intel milestones became probable. Intel has since phased out the 850E chipset and as a result the unvested CSEs and options will never vest. The impact of these CSEs and options has been excluded from the calculation of net income per share.

During the quarter ended March 31, 2006, 56,000 contingent unvested options were forfeited and 500,000 of the contingent unvested CSEs were forfeited unvested when one of the officers terminated his service as an employee. The forfeitures of the contingent unvested options are included in the forfeitures in the table above summarizing stock option activity.

As of March 31, 2006, there were 500,000 contingent unvested CSEs and 743,346 contingent unvested options. As per above, none are expected to vest.

Nonvested Equity Stock and Stock Units

On January 10, 2005, Rambus granted 125,000 shares of nonvested equity stock to its CEO and President, Harold Hughes. The price of the underlying shares is $.001 per share. The nonvested equity stock was valued at fair market value at the date of grant, giving it a valuation of $2.7 million. Rambus recorded $1.1 million of stock-based compensation expense over the three month period ended March 31, 2005. There was $1.6 million outstanding deferred stock-compensation balance as of March 31, 2005 which was to be amortized over the remaining four month vesting period.

On February 1, 2006, Rambus entered into an amended and restated employment agreement with its then Senior Vice President and General Counsel, John Danforth. Pursuant to the terms of the Agreement, Mr. Danforth was granted 36,603 nonvested equity stock units on February 1, 2006. The nonvested equity stock units were valued at fair market value at the date of grant, assuming no shares would be forfeited, giving a valuation of $1.0 million which will be attributed to expense over the 21 month vesting period beginning February 1, 2006. For the three months ended March 31, 2006, Rambus recorded stock-based compensation of approximately $0.1 million. Unrecognized stock-based compensation cost related to this grant was $0.9 million at March 31, 2006.

The following table reflects the activity related to nonvested equity stock and stock units for the three month period ended March 31, 2006:

(In thousands, except per share amounts)	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at December 31, 2005	—	—
Granted	36,603	$27.32
Vested	—	—
Forfeited	—	—

Nonvested at March 31, 2006	36,603	$27.32

Share Repurchase Program

In October 2001, Rambus’ Board of Directors approved a share repurchase program of its Common Stock, principally to reduce the dilutive effect of employee stock options. On January 23, 2006 Rambus’

Board of Directors approved an authorization to repurchase up to an additional five million shares of its Common Stock, giving the Company a total authorization to purchase up to 19.0 million shares of its outstanding Common Stock over an undefined period of time. During the three months ended March 31, 2006, Rambus repurchased 0.7 million shares at an average price per share of $29.94. As of March 31, 2006, Rambus had repurchased a cumulative total of 13.2 million shares of its Common Stock at an average price per share of $13.95 since the commencement of this program. This amount includes 4.1 million shares repurchased in connection with Rambus’ $300.0 million zero coupon convertible senior subordinated note offering on February 1, 2005. As of March 31, 2006, there remained an outstanding authorization to repurchase 5.8 million shares of Rambus’ outstanding Common Stock. In connection with the stock options investigation, repurchases of Common Stock under this program were suspended as of July 19, 2006. The company will not repurchase additional shares until after it is current with its SEC filings.

Rambus records stock repurchases as a reduction to stockholders’ equity. As prescribed by APB Opinion No. 6, “Status of Accounting Research Bulletins,” Rambus records a portion of the purchase price of the repurchased shares as an increase to accumulated deficit when the cost of the shares repurchased exceeds the average original proceeds per share received from the issuance of Common Stock. In the three month period ended March 31, 2006, the cumulative price of the shares repurchased exceeded the proceeds received from the issuance of the same number of shares. The excess of $20.2 million was recorded as an increase to the accumulated deficit for the three month period ended March 31, 2006.